Exhibit 10.4

(As required by the Employment Rights Act 1996)

A.	Employer:	Iglo Foods Group Limited (the ‘Company’)

B.	Name of employee:	Paul Kenyon

C.	Position held:	Chief Finance Officer

D.	Working hours:	Your notional hours of work will be 0845 to 1700 with an unpaid break of 45 minutes for lunch, Monday to Friday inclusive, at a time which is suitable to the requirements of the business.

E.	Date employment begins:	Your employment in this role begins on 6th June 2012

Your employment with the Company which will count as a continuous period of employment begins on 6th June 2012.

F.	Date continuous employment begins:	No previous employment with any other person, firm or company will count as part of your continuous employment with the Company.

G.	Annual rate of salary:	Your salary will be £415,000 per annum.

H.	Normal place of work:	UK Head Office - Bedfont Lakes, Middlesex

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1.	REMUNERATION

Basic salary

Your basic salary will be paid subject to statutory deductions, pro rata, on a monthly basis in arrears by way of direct transfer to your bank account. It will normally be paid on or as near as circumstances permit to the 21st day in each calendar month.

Group Performance Bonus Plan

The company operates a discretionary performance related bonus scheme. The details of which will be notified to employees annually.

Review

Your salary will be considered for review in April 2013 and thereafter on an annual basis and you may or may not be awarded an increase, subject to your performance and the performance of the Company. The Company may, from time to time, change the date of the review.

Deductions

The Company reserves the right to deduct from your salary, either during your employment or at the end, any sum required or permitted by law, including but not limited to any overpayment made to you by the Company or any associated company, pay in respect of holidays taken in excess of accrued entitlement, or outstanding loans or advances. You will receive written notification of any deduction in advance.

Expenses

While staying in the Bedfont area mid week the Company will reimburse your reasonable hotel accommodate expenses for a maximum of 4 nights per week although it is anticipated that on most weeks this would be a maximum of 3 nights a weeks since it is your intention to work from home on Fridays when it is practical to do so. It is expected that any hotel would be from our preferred supplier list and comply with the Travel and Expenses Policy.

In accordance with the Iglo Travel and Expenses policy we will reimburse you for your substance costs when staying overnight including, dinner and breakfast.

We recognise that the level of time you spend working in Bedfont will not satisfy the HMRC criteria of being a home worker based in Bristol and that the level of support highlighted above would constitute a taxable benefit. Iglo Group will bear the tax via the PSA process which is managed by our Finance dept thus removing any personal tax liability you may have.

1.1	CASH CAR ALLOWANCE

You will receive a car allowance at the rate of £1,100.00 per month, subject to the agreement of the Company and in accordance with the Company’s car policy as amended from time to time.

Full details of the Company car policy, procedure and rules are available from the HR Centre.

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If you are disqualified from driving by a Court or as a result of disability you must immediately inform your manager in writing. If you are disqualified, for whatever reason, you may no longer be able to carry out your duties. The Company will consider the possibility of alternative work. However, if this is not reasonably practicable, the Company reserves the right to terminate your employment.

You will also have to comply with the Company’s Road Safety Management Programme, details of which are available from the HR Centre.

2.	HOURS OF WORK

You acknowledge that you have unmeasured working time for the purposes of Regulation 20 of the Working Time Regulations 1998.

From time to time you may be required to attend events outside of your notional working hours (e.g. training courses). No additional payments will be made in respect of this.

3.	DUTIES & VARIATION OF WORK

During your notional working hours and during any additional hours you may be required to work, you will devote the whole of your time and attention and abilities to the service of the Company and as reasonably directed any of its associated companies.

The Company reserves the right to reasonably vary your duties and the content of your job, from time to time, in the interests of the efficient running of the business of the Company or to require you to undertake any duties which are reasonably appropriate to your position, abilities and experience.

Training & development

You will be required to undergo any training or development that is required by the Company and is necessary for you to fulfil your role.

4.	LOCATION

Your normal place of work is given in paragraph H but in order to fulfil your duties you may, from time to time, be required to travel to other offices.

If required, and with appropriate notice and consultation, you may be required to relocate to another location on a temporary or permanent basis.

5.	HOLIDAYS

Holiday year

The Company’s holiday year is 1 January to 31 December.

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Holiday entitlement

You will be entitled to 25 days holiday per year plus all public holidays applicable in your normal place of work. Time off for religious festivals which do not fall on public holidays should be taken from your holiday entitlement.

Accrual

Holiday entitlement will accrue at the rate of 2 days (3 in December) per each complete calendar month of employment in a holiday year.

Entitlement on termination

If your employment is terminated and the holiday you have taken exceeds your accrued entitlement, you will pay the Company for the number of days or part days difference. The Company reserves the right to deduct any money due in respect of excess holidays from any final salary or other payment due to you.

If your employment is terminated and you have taken less than your holiday entitlement, the Company may:

(a) pay you for the number of days or part days difference; and/or

(b) require you to take any holiday entitlement to which you may be entitled during any period that you are placed on garden leave and the rights and obligations in Regulations 15(3) and 15(4) of the Working Time Regulations 1998 are varied accordingly.

Regulations for taking holidays

i.	All holidays must be agreed in advance by your manager. Authorisation for the timing or length of these holidays may be refused if the timing is not convenient to the Company.

ii.	Up to 5 days holiday a year may be nominated as holiday by the Company, for example, for office closures between Christmas and New Year.

iii.	It is in your own interests to plan and take your holidays each year. You will not be able to carry forward holiday from one holiday year to the next without the express consent of your manager; even with this permission this is limited to 5 days. Except upon termination of your employment, no payment will be made for holidays which have been accrued but not taken.

6.	SICKNESS & INDUSTRIAL INJURY BENEFIT SCHEME (SIIBS)

Details for reporting absence from work as a result of sickness or injury will be given to you by your manager.

You are eligible (subject to your length of service) to receive benefit under the Company’s Sickness & Industrial Injury Benefit Scheme (SIIBS). This scheme is not contractual and does not form part of your terms and conditions of employment; it is a benefit extended by the Company which may be withdrawn at any time.

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Payment in respect of sickness absence is therefore at the Company’s discretion. Any benefits payable under the scheme include any benefits due under Statutory Sick Pay. Details of the scheme will be explained in your induction.

Injury caused by a third party

If your absence from work is due to any injury caused by somebody else and you subsequently receive damages or a settlement of any claim in respect of the injury, you will repay to the Company the amount of sickness benefit which has been paid to you. The amount of repayment will not exceed the amount you have received in settlement less any costs borne by you in connection with the claim.

Medical examination

The Company will be entitled, at its expense, to require you to be examined by a medical practitioner of the Company’s choice at any time and you agree that the doctor carrying out the examination may disclose to and discuss with the Company the results of the examination.

7.	PENSION

You are eligible to become a member of the Birds Eye Limited Group Pension Plan and details will be issued under separate cover. You will be automatically entered into the scheme unless you opt out by signing theopt out declaration on the enclosed form. Entry date will be the 1st of the month following your start date.

Under this arrangement a number of investment options are available for you to choose from. Upon commencement, you will be entered into the default Birds Eye Limited Group Pension Plan - ‘Lifestyle Option 10’, however, you may switch into alternative investments at any time.

Iglo Foods Group Limited will contribute 10% of your pensionable pay into the plan on your behalf. You will be required to sacrifice a proportion of your salary equivalent to 4.5% of your pensionable pay, less the Lower Earning Limit, the Company will make this contribution directly into your plan.

The scheme also provides for additional personal contributions should you so wish. Any additional contributions will be deducted from you net earnings.

For your information the pension provider is Prudential.

8.	TERMINATION OF EMPLOYMENT

Your employment may be terminated by either you, or by the Company, by giving six months written notice.

Summary Termination

The Company may terminate your employment without notice, and without payment in lieu of notice if:

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(a) you are guilty of gross misconduct or serious negligence;

(b) you are guilty of conduct which brings of is likely to bring you, the Company or any associated company into disrepute;

(c ) you are adjudged bankrupt;

(d) you are prohibited by the law or articles of association of the Company or any regulatory body from being a director;

(e) you voluntarily resign as a director.

Suspension

In order to investigate any complaint of misconduct or negligence, the Company is entitled to suspend you on full pay for as long as is necessary to complete a proper investigation and hold a disciplinary hearing. Suspension is not to be regarded as disciplinary action and will be for as short a period as possible.

Pay in lieu of notice

In the event of either you or the Company serving notice, the Company may, if it chooses, provide you with a payment in lieu of notice for the unexpired portion of the notice period. For the avoidance of doubt payment in lieu of notice will be limited to any basic salary, car allowance, Outer London or shift (if these allowances are applicable) payable during the unexpired portion of the notice period. Entitlement to bonus and any other variable pay will be dealt with in accordance with the rules of the relevant scheme and will not extend beyond the date of termination of your employment. Membership of the Iglo Foods Group Limited Pension Fund will cease at the date of termination, however your pension investments with the Prudential will remain with you.

Work during notice period

During your notice period the Company may ask you only to perform specific duties or no duties at all and may ask you not to attend work during all or any part of your notice period (i.e. put you on “garden leave”). In addition, the Company may instruct you not to communicate with suppliers, clients, investors, employees, agents, trustees or representatives of the Company or any associated companies. All other obligations and payment of salary and benefits will be unaffected and you will continue to be bound by all other express and implied terms in your contract of employment.

9.	POST TERMINATION COVENANTS

You agree that you will not directly or indirectly, either alone or jointly with or on behalf of any person, firm or company and whether on your own account or otherwise:

-	for a period of six months following the termination of your employment with the Company (less any period spent on garden leave under clause 7), work for or be engaged by, or otherwise provide services the same or similar to those you provided to the Company in the 12 months prior to the termination of your employment, to any material competitors, suppliers, customers or partners of the Company or any associated company or any company or organisation whose business is wholly or partly similar to or in competition with the Company or any associated company in the Restricted Area, without the prior written consent of the Company which may be given or refused at the Company’s sole discretion.

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-	for a period of six months following the termination of your employment with the Company (less any period spent on garden leave under clause 7), in competition with the Company in relation to services the same as or similar to the services you provided to the Company in the 12 months prior to the termination of your employment, deal with or solicit the custom of or endeavour to entice away from the Company or any associated company any person who was a client, customer or supplier, or who was a potential client, customer or supplier, of the Company in the 12 months prior to the termination of your employment and with whom you were concerned or had personal contact in such 12 month period.

-	for a period of six months following the termination of your employment with the Company (less any period spent on garden leave under clause 7), solicit or entice any Senior Employee of the Company or any associated company away from the Company or any associated company.

-	at any time after termination of your employment represent yourself as being in any way connected with or interested in the business of the Company or any associated company.

You agree that the time limitation and the restrictions as described in this section are fair and reasonable and will not unreasonably interfere with your ability to make a living.

Each of the obligations contained in the covenants as set out above is an entirely separate and independent restriction on you, despite the fact that it may be contained in the same phrase or sub-clause, and if any part is found to be unenforceable the remainder will remain valid and enforceable. The restrictions are considered by you and the Company to be reasonable, but in the event that any such restriction is held to be void or ineffective but would be valid and effective if some part thereof were deleted, such restriction shall apply with such modification as may be necessary to make it valid and effective.

For the purposes of this clause the following definitions apply:-

“Restricted Area” means the United Kingdom, Italy and Germany.

“Senior Employee” means any person who at the date of termination of your employment is employed or engaged directly or indirectly by the Company or any associated company as an employee, director, consultant or agent and with whom you had material contact during the course of his employment and (a) is employed or engaged in a managerial, finance, research or design or marketing capacity and/or (b) is in the possession of confidential information belonging to the Company or any associated company and/or (c) is directly managed by or reports to you.

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10.1	CONFIDENTIALITY, INTELLECTUAL PROPERTY AND DATA PROTECTION

a)	On request and in any event on termination of the your employment for any reason you will immediately return to the Company all property belonging to the Company in your possession or under his/her control including, but not limited to, any car, credit or charge cards, his/her security pass, all keys, computer hard and software including discs and all documents in whatever form (including notes, papers and minutes of meetings, records, customer lists, computer printouts, plans, projections) together with all copies, extracts or summaries. The ownership of all such property and documents will at all times remain vested in the Company as appropriate.

b)	You shall not remove from Company’s premises or copy or make any abstract, summary or précis of the whole or part of any document belonging to the Company except in the proper performance of his/her duties.

10.2	a) You shall not either during the period of employment with the Company, except in the proper course of your duties, or thereafter disclose or divulge to any person, firm, company or organisation any information of a secret or confidential character developed or acquired by you during your employment with the Company relating to the trade or business of the Company or any associated company including, but not limited to:

i.	Recipes and product specification;

ii.	the methods of treatment, processing, manufacture, production or distribution, process and production controls including quality controls;

iii.	research and development;

iv.	market research findings and marketing strategies;

v.	the development of new products;

vi.	business plans and strategies;

vii.	identity of suppliers and their terms of business;

viii.	identity of customers and details of their requirements and prices charged.

b)	You shall not either during the period of employment with the Company, except in the proper course of your duties, or thereafter use any information of a secret or confidential character developed or acquired by you during your employment with the Company relating to any of the matters set out in Sub-Clause (a) hereof.

c)	The restrictions in Sub-Clause (a) and (b) hereof will not apply to any information which has become available to the public generally, otherwise than through unauthorised disclosure.

d)	You acknowledge that any disclosure or misuse of confidential information is likely to cause irreparable and substantial harm to the Company and damages will not be a sufficient remedy. Therefore in addition to all other remedies to which the Company may be entitled as a matter of law, the Company shall also be entitled to enforce these provisions by means of injunctions.

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10.3	a) You shall communicate forthwith to the Company full particulars of every invention, improvement and discovery made or discovered by you during the period of your employment with the Company and arising out of or in consequence of such employment.

b)	The Patents Act 1977 shall determine to whom, as between you and the Company, an invention shall be taken to belong.

c)	You shall, at the request and cost of the Company, both while in the employment of the Company and thereafter, take all necessary steps (including executing documents) to procure the granting to the Company or any third party nominated by the Company of a patent in the United Kingdom and similar protection abroad in respect of every such invention, improvement and discovery that belongs to the Company and upon such patent and/or similar protection being granted, shall execute all documents required by the Company to deal with the said patent and/or similar protection in such manner as the Company may think fit.

d)	You will (both during and after the termination of your employment) at the Company’s expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Company to defend or protect for the benefit of the Company or any associated company all inventions, improvements and discoveries and the right, title and interest of the Company in or to them.

e)	Should the Company so desire, an invention, improvement and discovery which belongs to the Company shall not be made the subject of a patent or similar protection but may be worked by the Company as a secret process.

10.4	a) The entire copyright and all similar rights (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by you during the period of employment with the Company and arising out of or in consequence of such employment shall vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law, including all renewals and extensions.

b)	You will (both during and after the termination of your employment) at the Company’s request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Company to assure, defend or protect the right, title and interest of the Company or any associated company in or to such works.

10.5	a) The Company intend to process and use personal data relating to you where it is necessary for compliance with any legal duty of the Company or appropriate in the course of your employment which includes but is not limited to:

i.	maintaining and processing records on a confidential and anonymous basis so that it can fulfil its duties under the Equality Act 2010;

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ii.	information concerning whether you are a member of a trade union to the extent needed, if at all, so that the Company can ensure that appropriate union dues are deducted from your salary where requested;

iii.	information concerning your physical and mental well being which has been obtained from the Employee or from a medical practitioner in accordance with the Access to Medical Records Act 1988;

iv.	administration of and information relating to your salary and other contractual benefits for payroll and pension purposes;

v.	information disclosed by you or discovered as appropriate concerning any criminal offences committed or alleged to have been committed;

vi.	communication with you and information obtained in the course of appraising and assessing you for the purposes of performance assessment, training, development and career advancement;

vii.	information provided to a prospective transferee setting out your basic salary, length of service, redundancy pay entitlement and other basic contractual terms in the event that such information is needed on the transfer of an undertaking;

viii.	disclosure to and use by external bodies for any of the purposes described within this Clause 9.5.

b)	Your consent to the processing and use of your personal data as set out in this Clause 9.5.

10.6	You undertake to the Company that to the best of your knowledge you will not be in breach of any existing or any former terms of employment applicable to you by reason of you entering into this Agreement.

11.	DISCIPLINARY, GRIEVANCE & OTHER POLICIES

The disciplinary and grievance procedures do not form part of this contract and the Company reserves the right to amend them at any time.

Disciplinary procedure

Details of this policy and procedure are available from your local HR department. If you are dissatisfied with any disciplinary decision relating to you, you may appeal in writing in accordance with the disciplinary procedure to your HR manager.

Grievance procedure

If you wish to pursue a grievance you must submit the grievance in writing in accordance with the procedure which is available from your local HR department.

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Other policies and procedures

You will comply with all Company and site rules, policies and procedures contained within policy documents, site manuals, rules and procedure documents and conditions of employment published from time to time, which are applicable to you. Copies of these policies can be obtained from local HR department and include, without limitation, Iglo Foods Group Limited’s health, safety and hygiene rules and equal opportunities and harassment policies.

For the avoidance of doubt such rules, policies and procedures can be changed, replaced or withdrawn at any time at the discretion of the Company. Breach of any Company rules, policies or procedures may result in disciplinary action, up to and including dismissal.

12.	OUTSIDE EMPLOYMENT

During your employment with the Company you must not, except with written prior permission of the Board of the Company, be employed or engaged in any capacity with any business other than the Company.

13.	CONFLICTS OF INTEREST

During your employment with the Company you must not, except with the written prior permission of the Board of the Company, belong to or have any financial interest in any business or organisation which gives rise or may give rise to a conflict of interest. You must notify the Board of the Company as soon as possible if you become aware that such a conflict exists or may exist.

14.	BREACHES

In the event of your failure to comply with these terms and conditions (“breach of contract”), the Company will be entitled to recover compensation from you for any losses that the Company suffers as a result of such breach.

15.	ENTIRE AGREEMENT

These terms and conditions of employment supersede all prior agreements, understandings and arrangements, both verbal and written between you and the Company and constitute the entire agreement between you and the Company in respect of the subjects described above.

16.	WARRANTY

You warrant that by entering into this contract and any other arrangements made between you and the Company you will not be in breach of or subject to any express or implied term of any contract with any other person or any obligation to any third party, including notice period, the provisions of any restrictive covenants or any confidentiality obligations arising out of any employment with any other employer or former employer.

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17.	RIGHT TO SEARCH

Any employee who steals or deals in an unauthorised manner with the property of the company or any of its associated companies or their employees, or causes wilful damage to machinery or other property may be liable to disciplinary action which may lead to summary dismissal for gross misconduct and prosecution.

Any employee shall on request submit to being searched (including belongings and storage lockers) by authorised persons of the company. At the request of the person being searched, an independent witness may be requested.

The condition to submit to search if requested applies equally to employees of all work levels within the Company.

18.	COMPANY PROPERTY

All Company property, documentary and electronic records containing confidential information shall be surrendered to an officer of the Company on any termination of your employment or upon request at any time during the course of your employment.

19.	CHANGES TO THESE TERMS

The Company reserves the right at its sole discretion to make changes to these terms and conditions of employment. You will be given at least one month’s notice of any change.

I hereby acknowledge that I have read and understood the above and I accept these provisions as being the terms and conditions of my employment with the Company.

Signed:		Date:	20th November 2015
Paul Kenyon

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